STRICTLY CONFIDENTIAL ©2017 Function(x), Inc. All Rights Reserved Filed Pursuant to Rule 433 Registration No. 333 - 215188 February __, 2017 Free Writing Prospectus (to Preliminary Prospectus dated February __, 2017)

# Disclosures

**Forward-Looking Financial Information**

This presentation contains forward-looking statements of the Company that relate to the current expectations, business plans and views of future events. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "target" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved or other similar expressions and include statements in respect of the Company's business plans and its ability to grow revenues and attract new customers and B2B partners, as examples only. Forward-looking statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments and other factors the Company believes are appropriate, and involve a number of risks and uncertainties. Should one or more of the risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual events or results might differ materially from events or results projected or suggested in these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of securities should not place undue reliance on these forward-looking statements. These risks, uncertainties, assumptions and other factors could cause the Company's actual results, performance, achievements and experience to differ materially from the expectations, future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements made in this Presentation relate only to events or information as of the date of this Presentation and the Company does not intend, nor assume any obligation, to update these forward-looking statements. Investors should read this Presentation with the understanding that the Company's actual future results and achievements may be materially different from expectations.

The information contained in this presentation is confidential. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-813-1010.

**Risk Factors**

Investors should read our risk factors set forth in our preliminary prospectus dated February 17, 2017, our quarterly report on Form 10-Q for the quarter ended December 31, 2016 and the annual report on Form 10-K for the fiscal year ended June 30, 2016.

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3 Free Writing Prospectus Statement This presentations highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. We have filed a registration statement (including a prospectus, which currently is in preliminary form) with the US Securities and Exchange Commission (SEC) for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The preliminary prospectus dated February __, 2017 is available on the website at http://www.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and / or any supplements thereto if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212 - 813 - 1010, email: prospectus@aegiscap.com.

4 Offering Summary Issuer: Function (x), Inc. Exchange / Ticker: NASDAQ:FNCX Offering Size: Approximately $6,000,000 (15% over - allotment) Securities Offered: Common Shares Use of Proceeds: We will use the proceeds to repay indebtedness and for general working capital Joint Bookrunning Managers: Aegis Capital Corp. Laidlaw & Company (UK) LTD.

Introduction 5

About Function(x) 6 ▪ Function(x), a social publishing and interactive media platform, is building on a native audience of 18MM monthly visits by delivering exclusive and engaging content based on key relationships with social influencers and celebrities: ▪ Wetpaint is a leading online destination for entertainment news for millennial women, covering the latest in television, music and pop culture. ▪ Rant is a leading digital publisher with original content spanning multiple verticals, most notably sports, entertainment and pets.

# Led by an experienced team

**Management Team is comprised of experienced professionals with complementary skill sets.**



**Robert F.X. Sillerman**, Chairman & CEO

- Media Entrepreneur known for identifying market trends and scalable opportunities with multiple billion dollar exits
- American Idol, Elvis Presley Enterprises, Muhammad Ali Enterprises, SFX Broadcasting, SFX Entertainment I, Marquee Sports, Action Media Group and more



**Brian Rosin**

CHIEF OPERATING OFFICER

5+ years in digital media with a focus on monetization and analytical reporting, and a proven track record of driving revenue growth



**Michelle Lanken**

CHIEF FINANCIAL OFFICER

15+ years experience in the preparation of SEC filings, accounting and financial controls with top accounting firms and Fortune 500 companies



**Doug Jones**

CHIEF TECHNOLOGY OFFICER

IT Software Development expert with 20+ years of experience in mission critical, high volume transaction processing environments.

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The Opportunity 8

The accelerating rise of Social Media 9 Source: MediaKix Facebook YouTube Instagram Snapchat (Monthly Average Users)

10 Source: MediaKix The Average Person Spends 1 Hour 40 Minutes On Social Media Each Day

11 Source: MediaKix

12 US Digital ad spending expected to each Digital advertising takes the lead Source: MediaKix

Industry comparable valuations 13 UNIQUE VISITORS 27 Million 44.5 Million 59.8 Million 80.4 Million 7.2 Million LATEST ROUND VALUATION $ 500 Million $ 442 Million $850 Million $1 .5 Billion ???

Celebrity News, Reality TV & Entertainment site 14 Function(x) Today Sports, Pets and Lifestyle sites

Function(x) by the numbers 15 Reach Gender Breakdown On Social Device Traffic User Engagement Data Driven 18MM Wetpaint Monthly Visits 15% Male 85% Female 10MM+ Followers 80% Mobile 4.5 pageviews per visit and 1:35 spent on site per visit Reaching the right customer, with the right content, at the right time Source: ComScore/Google Analytics, Dec 2016

Strong Foundation & Competitive Advantage 16 CONTENT AUDIENCE ADVERTISERS TECHNOLOGY SOCIAL PUBLISHING PLATFORM 18+ million monthly visits* (70% of traffic from millennial women) LARGE AUDIENCE Patented innovative technology including a Social Distribution Platform PATENTED TECHNOLOGY Access to exclusive content from celebrities and social influencers EXCLUSIVE CONTENT Optimized integration with 3 rd party advertisers and brands ADVERTISERS Source: Google Analytics, Dec 2016

Results 17

Strong Growth since July: Revenue 18 ▪ Optimized ad stack and monetization model has taken effect, resulting in significant revenue growth. ▪ Anticipating continued growth as we continue to develop new and exciting content. • Represents Publishing Segment $20,000 $70,000 $120,000 $170,000 $220,000 $270,000 $320,000 $370,000 Jul Aug Sep Oct Nov Dec Revenue

Strong Growth since July: RPMv (Revenue per 1,000 visits) 19 ▪ Increase in pageviews has helped increase monetization per 1,000 visit. ▪ Continue to target increase in RPMv through user engagement. ▪ RPMv has not grown at the same rate as revenue, indicating there is future opportunity for growth. $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 $22.00 Jul Aug Sep Oct Nov Dec RPMv • Represents Publishing Segment

Strong Growth since July: Pageviews 20 ▪ Growth in pageviews signals increased user engagement. ▪ Increase directly correlates to an increase in revenue. ▪ Continue to target increased pageviews . 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 Jul Aug Sep Oct Nov Dec Pageviews (in 000's) • Represents Publishing Segment

Recent Highlights and Developments 21 ▪ Established Foundation for Future Growth : Established streamlined headcount plan, disciplined financial controls, a refined operating expense model, revamped technology platform and acquisition team, all in an effort to seamlessly grow the business in the future. ▪ Optimizing Revenue Model: The Company has recalibrated its revenue model to achieve sustainable revenue growth and to better align its capital and focus in the most efficient manner possible. ▪ Deleveraging Initiatives : Affiliates of Robert F.X. Sillerman have committed to converting approximately $36,300,000 in preferred equity into shares of the Company’s common stock. ▪ Key Performance Metrics : Daily automated monitoring of operating results allowing instantaneous improvement in revenue and user engagement. ▪ Non - Core Assets: Negotiating the sale of non - core assets for, materially reducing monthly cash burn. ▪ Debentures: Negotiating the buyout of Senior Subordinated Debentures.

Future Strategy ▪ Leverage and build on existing platform and current user base. ▪ Use access to A list celebrities to expand original video content to increase user base. ▪ Capitalize on demonstrated ability to substantially increase margin on externally acquired traffic. ▪ Use same strategy that Rant previously used but with comparable margin increase to WetPaint results. ▪ Explore cross media partnerships with traditional and new media - e.g. The Morning Rant on radio; The real truth about Reality TV. ▪ Pursue accretive and complementary acquisitions, based on industry margins - 50% lower than recent results at FNCX. 22

# Pro-Forma Cap Table

| Cap Table | Current (2) | | Adjusted for New Exchange and Payoff of Debentures (3)(4) | % |
|---|---|---|---|---|
| Sillerman Debt and Accrued Interest (Subordinated) (1) | $5.2 | | $5.2 | |
| Sillerman Preferreds & Accrued Dividend (1) | $36.7 | | – | |
| Rant Note & Accrued Interest (Subordinated) (1) | $3.2 | | $3.2 | |
| Rant Preferred | $4.5 | | – | |
| Private Placement Debentures & Accrued Interest (Senior Secured) | $4.0 | | – | |
| Other Notes (1) | $0.3 | | – | |
| Private Placement Warrants | $2.3 | | $0.8 | |
| Placement Agent Warrants | $0.3 | | $0.1 | |
| Representative Warrants | – | | $0.3 | |
| Sillerman (Shares) | 1,979,926 | 46.6% | 17,653,555 | 61.5% |
| Public (Shares) | 2,273,018 | 53.4% | 2,421,432 | 8.4% |
| New Issuance (Shares) | – | | 2,666,667 | 9.3% |
| Rant Preferreds (Shares) | – | | 5,673,644 | 19.8% |
| Private Placement New Issuance | – | | 282,975 | 1.0% |
| | | | | |
| Net Cash from Offering | – | | $3.0 | |
| Net Debt, Preferreds & Warrants ($MM) | $56.5 | | $6.7 | |
| Total Outstanding Shares | 4,252,944 | | 28,698,274 | 100.0% |

(1) Accrued Interest and Accrued Dividends assumes a 2/17/17 Conversion.

(2) Represents the capitalization of the Company as of 2/17/17.

(3) Represents the capitalization of the Company as of 2/17/17, adjusted for a $6MM equity offering priced at $2.25 and issuance of Representative Warrants of 2.5% of the offering to the underwriters. This is further adjusted for an agreement to pay off the debentures, under which remaining principal would be repaid in cash and interest and fees would be paid via common stock at the same terms of the "New Issuance". This assumes the exchange of Sillerman Preferreds into common stock occurs at an updated price of $2.34. This exchange is also applicable to the Other Notes.

(4) This table assumes that (i) all the outstanding principal of the debentures is paid in cash and any accrued interest and other amounts owed are converted into shares at the offering price and (ii) Mr. Sillerman converts all of his preferred shares into common stock at the conversion price. While we are currently in negotiations for these transactions, there can be no assurance that the transactions will be consummated on the proposed terms, or at all. See the preliminary prospectus dated February 17, 2017 for additional disclosure regarding these transactions.

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Thank You An Interactive Media Platform ______ Contact : Michelle Lanken , Chief Financial Officer Phone : 212 . 231 . 0092 Email : info@functionxinc . com Web : functionxinc . com Confidential ©2017 Function(x), Inc. All Rights Reserved 24